June 25, 2026

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Yorkville America Investment Trust
File Nos. 333-29289 and 811-08255
Fidelity Bond Filing Pursuant to Rule 17g-1 under the Investment Company Act of 1940

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), transmitted herewith on behalf of Yorkville America Investment Trust (the "Trust") are:

1. A copy of the Fidelity Bond;

2. A copy of the Joint Insured Bond Agreement; and

3. A copy of the resolutions adopted by the Board of Trustees approving the amount, type, form and coverage of the Fidelity Bond.

Premiums have been paid for the period from December 31, 2025 through December 31, 2026.

Pursuant to Rule 17g-1(g)(1)(ii)(C) under the 1940 Act, the amount of the single insured bond which the Trust would have provided and maintained had it not been named as an insured under a joint insured bond is $100,000.

Please contact the undersigned if you have any questions concerning this filing.

Sincerely,

Karen Shupe
Treasurer and Principal Executive Officer
Commonwealth Fund Services, Inc.
On behalf of Yorkville America Investment Trust

PREMIUM BILL

Date: January 22, 2026

Insured: WORLD FUNDS TRUST

Producer: MAURY DONNELLY & PARR INC
             24 COMMERCE STREET
             BALTIMORE, MD 21202

Company: Federal Insurance Company

THIS BILLING IS TO BE ATTACHED TO AND FORM A PART OF THE POLICY REFERENCED BELOW.

Policy Number: J06054687

Policy Period: 12-31-2025 to 12-31-2026

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO J06054687

Product	Effective Date	Premium
Financial Institution Bond for Investment Companies	12-31-2025	$7,438.00

TOTAL POLICY PREMIUM	$7,438.00

WHEN REMITTING PLEASE INDICATE POLICY OR CERTIFICATE NUMBER

Form 26-10-0426 (Ed. 2/98)



Financial Institution Bond
For Investment Companies

DECLARATIONS

Name of **Assured**:

WORLD FUNDS TRUST

Address of **Assured**:

8730 STONY POINT PARKWAY STE 205
RICHMOND, VA 23235

FEDERAL INSURANCE COMPANY

Incorporated under the laws of Indiana, a stock insurance company, herein called the Company

One American Square 202 N Illinois Street, Suite 2600
Indianapolis, IN 46282

Bond Number: J06054687

Item 1.   Bond Period: From: December 31, 2025
                           To: December 31, 2026
                           At 12:01 A.M. local time at the Address of **Assured**.

Item 2.   Single Loss Limits Of Liability – Deductible Amounts:

	Insuring Clause	Single Loss Limit Of Liability	Deductible Amount
1.	Employee	$5,300,000	$0
2.	On Premises	$5,300,000	$10,000
3.	In Transit	$5,300,000	$10,000
4.	Forgery Or Alteration	$5,300,000	$10,000
5.	Extended Forgery	$5,300,000	$10,000
6.	Counterfeit Money	$5,300,000	$10,000
7.	Computer System Fraud	$5,300,000	$10,000
8.	Claims Expense	$25,000	$0
9.	Audit Expense	$25,000	$0
10.	Uncollectible Items Of Deposit	$5,300,000	$10,000
11.	Voice Initiated Funds Transfer Instruction	$5,300,000	$10,000



IN WITNESS WHEREOF, the Company has caused this Bond to be signed by its Authorized Officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

FEDERAL INSURANCE COMPANY

_____
Secretary

_____
President

_____
January 22, 2026

_____
Authorized Representative

Date

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Notice of Loss Control Services

Insuring Company: Federal Insurance Company

As a Chubb policyholder, you have loss prevention information and/or services available to you, as listed in this Notice. You may order any brochure by email to formsordering@chubb.com and to view our full suite of loss prevention brochures/services go to www.chubb.com/us/fl-lossprevention

Directors and Officers (D&O) Liability Loss Prevention Services

- ***Directors and Officers Liability Loss Prevention* Manuals:**
  Directors and Officers Liability Loss Preventions – #14-01-0035
  Directors and Officers Securities Litigation Loss Preventions – #14-01-0448
  Director Liability Loss Prevention in Mergers and Acquisitions – #14-01-1099
  Directors and Officers Liability Loss Prevention for Not-for-Profit- -#14-01-0036
  Cyber Loss Mitigation for Directors -#14-01-1199

Employment Practices Liability (EPL) Loss Prevention Services

- **Toll-free Hot Line**

  Have a question on how to handle an employment situation? Simply call **1.888.249.8425** to access the nationally known employment law firm of Jackson Lewis P.C. We offer customers an unlimited number of calls to the hot line at no additional charge.

- **ChubbWorks.com**
  ChubbWorks.com is a web-based platform that offers multiple services including overviews of employment laws, sample employment policies and procedures, and on-line training. To gain immediate access to ChubbWorks go to **www.chubbworks.com** and register using your policy number.

- ***Employment Practices Loss Prevention Guidelines* Manual**

  Employment Practices Loss Prevention Guidelines - #14-01-0061

- **Loss Prevention Consultant Services**

  Chubb has developed a network of more than 120 law firms, human resources consulting firms, and labor economist/statistical firms that offer specialized services for employment issues.

- **Public Company EPL Customers**

  Employment Practices Loss Prevention Guidelines – Written by Seyfarth Shaw exclusively for Chubb this manual provides an overview of key employment issues faced by for-profit companies and offers proactive idea for avoiding employment lawsuits.

- **Private Company EPL Customers**
  Employment Practices Loss Prevention Guidelines – Written by Seyfarth Shaw exclusively for Chubb this manual provides an overview of key employment issues for –profit companies and offers proactive idea for avoiding employment lawsuits.

Fiduciary Liability Loss Prevention Services

- **Fiduciary Liability Loss Prevention Manual**
  Who May Sue You and Why: How to Reduce Your ERISA Risks and the Role of Fiduciary Liability Insurance #14-01-1019

Crime Loss Prevention Services

- **Crime/Kidnap, Ransom & Extortion Loss Prevention Manual**

  Preventing Fraud: How Anonymous Hotlines Can Help #14-01-1090

Cyber Security Loss Prevention Services

Visit: https://www2.chubb.com/us-en/business-insurance/cyber-security.aspx to learn more about Chubb's Cyber Services for our policyholders.

Health Care Directors and Officers (D&O) Liability Loss Prevention Services

- **Readings in Health Care Governance Manual**
  Readings in Health Care Governance -#14-01-0788

- **ChubbWorks.com**
  ChubbWorks.com for Health Care Organizations – The Health Care Zone is a free online resource containing health care specific loss prevention information for employment practices liability, directors and officers (D&O) liability, and fiduciary liability exposures. To gain immediate access to ChubbWorks go to **www.chubbworks.com** and register using your policy number.

- **Health Care D&O Loss Prevention Consultant Services**
  Health Care D& O Loss Prevention Consultant Services- #14-01-1164

- - - - - - - - - -

The services provided are advisory in nature. While this program is offered as a resource in developing or maintaining a loss prevention program, you should consult competent legal counsel to design and implement your own program. No liability is assumed by reason of the services, access or information provided. All services are subject to change without notice.



Chubb Producer Compensation
Practices & Policies

Chubb believes that policyholders should have access to information about Chubb's practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.chubbproducercompensation.com or by calling the following toll-free telephone number:

1-866-512-2862.


TRADE OR ECONOMIC SANCTIONS NOTICE

This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from providing insurance, including, but not limited to, the payment of claims. All other terms and conditions of the policy remain unchanged.

Social Engineering Tips
Please read!

HAVE YOU BEEN TRICKED INTO WIRE FRAUD? TAKE IMMEDIATE ACTION!

If you believe you have transferred funds to a criminal posing as a legitimate business associate, you should act quickly:

1. Immediately contact the originating bank and **request a recall of the wire transfer** and confirm that recall in writing.

2. Immediately file a **complaint with the FBI** at www.ic3.gov. This reporting triggers the FBI's Recovery Asset Team and the FBI's assistance seeking return of the wire transfer.

3. Preserve **records of the incident**, including emails sent and received *in their original electronic state*. Correspondence and forensic information contained in these electronic files help investigators shed light on the perpetrator(s), and parties responsible for the incident.

4. Once the above steps are complete, **contact Chubb** per the instructions in your policy.

While neither recalling the wire transfer nor reporting to the FBI guarantees the return of your funds, these steps maximize the opportunity to mitigate your loss, assist the FBI in tracing the funds and help establish any insurance claim.

Simple Steps to Prevent Fraudulently Induced Wire Transfers

Email communication is efficient, but it is not a secure method of communication. Regardless of your familiarity with a contact, that contact's **email may be intercepted, altered and fabricated**. You may reduce the chances of fraud by following these best practices:

1. **Verify Email Requests by Telephone**: Require those responsible for paying invoices or changing bank routing information to verify payment details over the phone, rather than by email or documents sent electronically. Making a phone call to a known, pre-existing telephone number remains the single best protection against fraud.

2. **Segregate Wire Transfer Responsibilities**: Establish a standing policy that requires at least three people to review and approve wire transfer requests, pay an invoice or change a business partner's bank account information. Such requests should be entered by the initiator of the wire and verified by two independent signatories.

3. **Turn on MFA for Cloud Email**: Multifactor Authentication is available from all major email providers. It provides a layer of security to email accounts beyond a user's account name and password, making it harder for criminals to impersonate you, your executives and your employees.

This document is for information only. It is offered as a resource to be used together with your professional insurance advisers in maintaining a loss prevention program. No liability is assumed by reason of the information this document contains.



Important Information to
Virginia Policyholders
Regarding Your Insurance

In the event you need to contact someone about this insurance for any reason please contact your agent. If no agent was involved in the sale of this insurance, or if you have additional questions you may contact the insurance company issuing this insurance at the following address and telephone number

ACE USA Companies
Customer Support Service Department
436 Walnut Street
PO Box 1000
Philadelphia, PA 19106-3703
1-800-352-4462

If you have been unable to contact or obtain satisfaction from the company or the agent, you may contact the Virginia State Corporation Commission's Bureau of Insurance at:

1300 East Main Street
Tyler Building
Richmond, VA 23219
Consumer Hot Line: 1-800-552-7945
Bureau of Insurance: 804-371-9185

Written correspondence is preferable so that a record of your inquiry is maintained. When contacting your agent, company or the Bureau of Insurance, have your policy number available.

ALL-7X47a (02/06)

CHUBB®

U.S. Treasury Department's Office
Of Foreign Assets Control ("OFAC")
Advisory Notice to Policyholders

This Policyholder Notice shall not be construed as part of your policy and no coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

Reprinted, in part, with permission of
ISO Properties, Inc.

The Company, in consideration of the premium paid, and in reliance on the Application and all other statements made and information furnished to the Company by the **Assured**, and subject to the Declarations made part of this Bond and to all other terms, conditions, and limitations of this Bond, agrees to pay the **Assured** for:

I. INSURING CLAUSES

1. Employee

    Loss resulting directly from **Larceny or Embezzlement** committed by any **Employee** acting alone or in collusion with others.

2. On Premises

    Loss of **Property** resulting directly from:

    a. robbery, burglary, misplacement, mysterious unexplainable disappearance, damage or destruction; or

    b. false pretenses, or common law or statutory larceny, committed by a natural person while on the premises of the **Assured**,

    while the **Property** is lodged or deposited at premises located anywhere.

    For the purpose of coverage under this Insuring Clause 2, the premises of securities depositories shall be deemed to be premises of the **Assured**, but only with respect to the loss of **Certificated Securities**. **Certificated Securities** held by such depositories shall be deemed to be **Property**, but only to the extent of the **Assured's** interest therein as detailed in the books and records of such depositories.

3. In Transit

    Loss of **Property** resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the **Property** is in transit anywhere in:

    a. an armored motor vehicle, including loading and unloading thereof;

    b. the custody of a natural person acting as a messenger of the **Assured**; or

    c. the custody of a **Transportation Company** and being transported in a conveyance other than an armored motor vehicle, provided that covered **Property** transported in such manner is limited to the following:

        (1) **Written** records;

        (2) **Certificated Securities** issued in registered form, which are not endorsed or are restrictively endorsed; or

        (3) **Negotiable Instruments** not payable to bearer, which are not endorsed or are restrictively endorsed.

    Coverage under this Insuring Clause 3 begins immediately on the receipt of such **Property** by the armored motor vehicle, natural person messenger, or **Transportation Company** and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

4. Forgery Or Alteration

    Loss resulting directly from the **Assured** having, in good faith:

    a. transferred, paid, or delivered any **Property**; or

    b. established any credit or given any value,

    in reliance on any **Written** and **Original**:


  (1) **Negotiable Instrument** (other than an **Evidence of Debt**);

  (2) **Acceptance**;

  (3) **Withdrawal Order** or receipt for the withdrawal of **Property**;

  (4) **Certificate of Deposit**;

  (5) **Letter of Credit**; or

  (6) instruction or advice directed to the **Assured** and purportedly signed by any **Customer**, any financial institution, or any **Employee**,

which

   i. bears a **Forgery**; or

   ii. is fraudulently materially altered.

For the purpose of this Insuring Clause 4, a reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

5. Extended Forgery

Loss resulting directly from the **Assured** having, in good faith, for its own account or the account of others:

a. acquired, sold or delivered, given value, extended credit or assumed liability in reliance on any **Written** and **Original**:

  (1) **Certificated Security**;

  (2) deed, mortgage or other instrument conveying title to, or creating or discharging a lien on, real property;

  (3) **Evidence of Debt**; or

  (4) **Instruction**,

which

   i. bears a **Forgery**, but only to the extent the **Forgery** directly causes the loss;

   ii. is fraudulently materially altered, but only to the extent the alteration directly causes the loss; or

   iii. is lost or stolen;

b. guaranteed in writing or witnessed any signature on any:

  (1) transfer;

  (2) assignment;

  (3) bill of sale;

  (4) power of attorney; or

  (5) endorsement upon any item listed in a.(1) through a.(4) above,

but only to the extent that such guarantee or signature directly causes the loss; or

c. acquired, sold or delivered, or given value, extended credit or assumed liability in reliance on any item listed in a.(1) or a.(2) above which is a **Counterfeit Original**, but only to the extent the **Counterfeit Original** directly causes the loss.

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in a.(1) through a.(4) above by an **Employee**, **Custodian**, or a federal or state chartered deposit institution of the **Assured** is a condition precedent to the **Assured** having relied on such items. Release or return of such collateral is an acknowledgment by the **Assured** that it no longer relies on such collateral.

For the purpose of this Insuring Clause 5, a reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

6. Counterfeit Money

Loss resulting directly from the receipt by the **Assured** in good faith of counterfeit **Money**.

7. Computer System Fraud

Loss resulting directly from the:

a. withdrawal, transfer, payment, or delivery of **Property**; or

b. creation, deletion, debiting, or crediting of an account of the **Assured** or **Customer**,

which results directly from a **Network Intrusion**.

8. Claims Expense

Claims Expenses incurred by the **Assured** in determining the amount of covered loss under this Bond in excess of the applicable Deductible Amount.

9. Audit Expense

Audit Expenses incurred by the **Assured** by reason of the discovery of loss covered under Insuring Clause 1.

10. Uncollectible Items Of Deposit

Loss resulting directly from the **Assured** having credited an account of a customer, shareholder, or subscriber on the faith of any **Items of Deposit** which prove to be uncollectible, provided that the crediting of such account causes:

a. redemptions or withdrawals to be permitted;

b. shares to be issued; or

c. dividends to be paid,

from an account of an **Assured**.

As a condition precedent to coverage under this Insuring Clause 10, the **Assured** must hold **Items of Deposit** for the minimum number of days stated in the Application before permitting any redemptions or withdrawals, issuing any shares, or paying any dividends with respect to such **Items of Deposit**.

Items of Deposit shall not be deemed uncollectible until the **Assured's** standard collection procedures have failed.

11. Voice Initiated Funds Transfer Instruction

Loss resulting directly from the **Assured** having, in good faith, transferred, paid, or delivered **Money** or **Securities** in reliance upon any **Voice Initiated Funds Transfer Instruction** that purports, and reasonably appears, to have originated from:

a. the **Customer**;

b. an **Employee** acting on instructions of such **Customer**; or

c.   a financial institution acting on behalf of such **Customer** with authority to make such instructions,

but which **Voice Initiated Funds Transfer Instruction** was, in fact, fraudulently issued without the knowledge of the **Assured**, **Employee**, or **Customer**.

As a condition precedent to coverage under this Insuring Clause 11, the **Voice Initiated Funds Transfer Instruction** must be received and processed in accordance with the Designated Procedures as outlined in the Application furnished to the Company.

II.   GENERAL AGREEMENTS

1.   Automatic Increase – Limit Of Liability

If, during the Bond Period, an increase in the minimum amount of the Single Loss Limit Of Liability applicable to Insuring Clause 1 is required pursuant to Rule 17g-1 of the Investment Company Act of 1940, as a result of:

a.   the creation of a new **Investment Company**; or

b.   an increase in the gross assets of **Investment Companies** covered under the Bond,

then the minimum required increase in the amount of the Single Loss Limit Of Liability applicable to Insuring Clause 1 shall take place automatically for the remainder of the Bond Period without payment of an additional premium.

2.   Joint Assured

The first named **Assured** shall be deemed to be the sole agent of the other **Assureds** for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond.

If the first named **Assured** ceases for any reason to be covered under this Bond, then the **Assured** next named on the Application shall thereafter be considered as the first named **Assured** for the purposes of this Bond.

The Company shall furnish each **Assured** with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other **Assured** and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

Knowledge possessed or discovery made by any **Assured** shall constitute knowledge possessed or discovery made by all of the **Assureds** for the purposes of this Bond.

All loss and other payments, if any, payable by the Company, shall be payable to the first named **Assured** without regard to such **Assured's** obligations to others, and the Company shall not be responsible for the application by the first named **Assured** of any payment made by the Company. If the Company agrees to and makes payment to any **Assured** other than the first named **Assured**, such payment shall be treated as though made to the first named **Assured**.

The Company shall not be liable for loss sustained by one **Assured** to the advantage of any other **Assured**.

3.   Notice To Company Of Legal Proceedings Against Assured – Election To Defend

The **Assured** shall promptly give notice to the Company of any legal proceeding brought to determine the **Assured's** liability for any loss, claim or damage which, if established, would constitute a collectible loss under this Bond. Concurrent with such notice, and as requested thereafter, the **Assured** shall furnish copies of all pleadings and pertinent papers to the Company.

The Company may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the Company shall be in the name of the **Assured** through attorneys selected by the Company. The **Assured** shall provide all reasonable information and assistance as required by the Company for such defense.

If the Company elects to defend all or part of any legal proceeding, the court costs and attorneys' fees incurred by the Company and any settlement or judgment on that part defended by the Company shall be a loss under the applicable Insuring Clause of this Bond. In addition, if the amount demanded in the legal proceeding is greater than the amount recoverable under this Bond, or if a Deductible Amount is applicable, or both, the Company's liability for court costs and attorneys' fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this Bond bears to the total of the amount demanded in such legal proceeding.

If the Company declines to defend the **Assured**, no settlement without the prior written consent of the Company or judgment against the **Assured** shall determine the existence, extent or amount of coverage under this Bond, and the Company shall not be liable for any costs, fees and expenses incurred by the **Assured**.

4. Representations Made By Assured

The **Assured** represents that all information it has furnished in the Application for this Bond or otherwise is complete, true and correct. Such Application and other information constitute part of this Bond. Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the Application or otherwise, shall be grounds for rescission of this Bond.

III. DEFINITIONS

As used in this Bond:

Acceptance means a draft which the drawee has, by signature written on it, engaged to honor as presented.

Assured means:

(1) the **Investment Company** listed under Name of **Assured** in the Declarations (the "first named **Assured**"); or

(2) any other **Investment Company** listed in the Application.

Assured does not include any entity or organization that is not an **Investment Company**.

Assured's Network means:

(1) the **Assured's Computer System**; or

(2) an **Electronic Communication System**.

Audit Expenses means reasonable expenses incurred by the **Assured** with the Company's prior written consent, which shall not be unreasonably withheld, for audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization, or their appointee. **Audit Expense** shall not include the **Assured's** internal corporate costs (such as salaries), attorneys' fees, or expenses incurred by any customer.

Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of **Money** with an engagement to repay it.

Certificated Security means a share, participation or other interest in property of the issuer, or an enterprise of the issuer, or an obligation of the issuer, which is:

(1) represented by an instrument issued in bearer or registered form;

(2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.



Claims Expenses means reasonable expenses incurred by the **Assured** with the Company's prior written consent, which shall not be unreasonably withheld, solely for independent firms or individuals retained to determine the amount of a covered loss. **Claims Expenses** shall not include the **Assured's** internal corporate costs (such as salaries), attorneys' fees, or expenses incurred by any customer.

Computer System means a device or group of devices and all input, output, processing, storage, off-line media libraries (including third-party hosted computing services accessed across the internet, including infrastructure, platform, and software services), and communication facilities, including related communications networks, which are connected directly or indirectly to such device or group of devices.

Counterfeit Original means an imitation of an actual valid **Original** which is intended to deceive and be taken as the **Original**.

Cryptocurrency means a digital or electronic medium of exchange, operating independently of a central bank, in which encryption techniques are used to regulate the generation of units and to verify the transfer of such units.

Custodian means the institution designated by an **Assured** to maintain possession and control of its assets.

Customer means any shareholder of an **Assured** which has a written agreement with the **Assured** to transfer such shareholder's **Money** or **Securities** through a **Voice Initiated Funds Transfer Instruction**.

Customer Communication System means an:

(1) online portal or mobile application provided by the **Assured** for purposes of accessing a **Customer's** account; or

(2) electronic mailing system hosted by the **Assured** or by a third party cloud service provider.

Director means any natural person duly elected or appointed:

(1) as an officer of the **Assured**;

(2) to the **Assured's** board of directors; or

(3) as a trustee of the **Assured**.

Electronic Communication System means:

(1) Fedwire, Clearing House Interbank Payment System (CHIPS), Society for Worldwide Interbank Financial Telecommunication (SWIFT), and similar automated interbank communication systems in which the **Assured** participates;

(2) **Customer Communication System**; or

(3) any communication system similar to those set forth in (1) and (2) of this definition in which the **Assured** participates,

allowing for the input, output, examination, or transfer of electronic instructions into or from the **Assured's Computer System**.

Employee means any natural person:

(1) while in the regular service of an **Assured** in the ordinary course of such **Assured's** business, whom such **Assured** compensates directly by salary or wage and has the right to control and direct in the performance of such service;

(2) **Director** while in the regular service of an **Assured** in the ordinary course of such **Assured's** business, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to **Property** of the **Assured**;

(3) intern while in the regular service of an **Assured** in the ordinary course of such **Assured's** business;

(4) provided by an employment contractor while in the regular service of an **Assured** in the ordinary course of such **Assured's** business under the **Assured's** supervision at any of the **Assured's** premises;

(5) employee of the **Assured's** contracted:

    a. investment advisor;

    b. underwriter (distributor);

    c. transfer agent;

    d. shareholder accounting record-keeper; or

    e. fund administrator,

while performing acts for the **Assured** in the capacity of an **Employee**;

(6) attorney of a law firm retained by the **Assured** while performing legal services for the **Assured**; or

(7) **Processor**, but only while such **Processor** is performing services and not:

    a. creating, preparing, modifying, or maintaining the **Assured's** computer applications or software programs; or

    b. acting as a transfer agent or in any other agency capacity in issuing checks, drafts, or securities for the **Assured**.

Each employer of persons as set forth in (6) and (7) of this definition and the partners, officers, and other employees of such employers shall collectively be deemed to be one person for the purpose of the definition of **Single Loss** and in the event of payment under this Bond, the Company shall be subrogated to the **Assured's** rights of recovery, as stated in Section 12., Subrogation – Assignment – Recovery, of the Conditions and Limitations, against any such employer.

Employee does not include:

(1) any employee of a fund administrator for any employee benefit plan; or

(2) any employee of a transfer agent, shareholder accounting record-keeper, or fund administrator which is:

    a. not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an **Assured** or of the investment advisor or underwriter (distributor) of such **Assured**; or

    b. a "bank" (as defined in Section 2(a) of the Investment Company Act of 1940).

Evidence of Debt means an instrument, including a **Negotiable Instrument**, executed by a **Customer** and held by the **Assured**, which in the regular course of business is treated as evidencing the **Customer's** debt to the **Assured**.

Forgery means:

(1) affixing the handwritten signature, or a reproduction of the handwritten signature, of another natural person without authorization and with the intent to deceive; or

(2) affixing the name of an organization as an endorsement to a check without authority and with the intent to deceive,

provided that a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose is not a **Forgery**.

Initial Transaction Statement means the first written statement signed by or on behalf of the issuer of an **Uncertificated Security** sent to the registered owner or registered pledgee containing:

(1) a description of the issue of which the **Uncertificated Security** is a part;

(2) the number of shares or units transferred to the registered owner, pledged by the registered owner to the registered pledgee, or released from pledge by the registered pledgee;

(3) the name, address and taxpayer identification number, if any, of the registered owner and registered pledgee; and

(4) the date the transfer, pledge or release was registered.

Instruction means a written order to the issuer of an **Uncertificated Security** requesting that the transfer, pledge or release from pledge of the specified **Uncertificated Security** be registered.

Investment Company means any entity registered under the Investment Company Act of 1940.

Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

Larceny or Embezzlement means larceny and embezzlement as defined under Section 37 of the Investment Company Act of 1940.

Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment in compliance with the conditions specified in the engagement.

Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its currency.

Negotiable Instrument means any writing:

(1) signed by the maker or drawer;

(2) containing an unconditional promise or order to pay a sum certain in **Money** and no other promise, order, obligation or power given by the maker or drawer;

(3) payable on demand or at a definite time; and

(4) payable to order or bearer.

Negotiable Instrument includes a substitute check as defined in the Check Clearing for the 21st Century Act, and shall be treated the same as the **Original** it replaced.

Network Intrusion means the:

(1) unauthorized access; or

(2) entry of an unauthorized application or software program,

into the **Assured's Network**, by any entity or natural person, except an **Employee** or any authorized representative of the **Assured**.

Original means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

Processor means an employee of any entity authorized by the **Assured** to perform data processing of the **Assured's** checks and accounting records related to such checks. **Processor** does not include any employee of a Federal Reserve Bank or clearing house.

Property means **Money**; **Securities**; **Initial Transaction Statement**; **Negotiable Instrument**; **Certificate of Deposit**; **Acceptance**; **Evidence of Debt**; **Withdrawal Order**; **Letter of Credit**; insurance policy; abstract of title, deed and mortgage on real estate; revenue and other stamps; precious metals in any form; and books of accounts and other **Written** records, but not electronic data processing records or media.

Property does not include electronic data or **Cryptocurrency**.


Securities means either **Certificated Securities** or **Uncertificated Securities**.

Single Loss means all covered loss, court costs, and attorneys' fees resulting from:

(1) any one act of burglary, robbery or attempt at either, in which no **Employee** is implicated;

(2) any one act or series of related acts on the part of any natural person resulting in the damage, destruction, or misplacement of **Property**;

(3) all acts other than those specified in (1) and (2) of this definition, caused by any natural person or in which such natural person is implicated; or

(4) any one event not specified in (1), (2) or (3) of this definition.

Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

Uncertificated Security means a share, participation or other interest in property of the issuer, or an enterprise of the issuer, or an obligation of the issuer, which is:

(1) not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer;

(2) of a type commonly dealt in on securities exchanges or markets; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

Voice Initiated Funds Transfer Instruction means those oral instructions which authorize the transfer of **Money** in a **Customer's** account, or of a **Customer's Securities**, and which are:

(1) made over a telecommunications device; and

(2) directed to those natural persons specifically authorized to receive such instructions by such telecommunications device.

Withdrawal Order means a non-negotiable instrument, other than an **Instruction**, signed by a **Customer** authorizing the **Assured** to debit the **Customer's** account in the amount of funds stated therein.

Written means expressed through letters or marks placed upon paper and visible to the eye.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

IV. EXCLUSIONS

1. General Exclusions – Applicable To All Insuring Clauses

This Bond does not cover loss resulting directly or indirectly from:

a. riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Exclusion 1.a., however, shall not apply to loss which occurs in transit in the circumstances recited in Insuring Clause 3, provided that when such transit was initiated there was no knowledge on the part of any person acting for the **Assured** of such riot, civil commotion, military, naval or usurped power, war or insurrection;

b. the effects of nuclear fission or fusion, radioactivity, or chemical or biological contamination;

c. the loss of potential income. This Exclusion 1.c., however, shall not apply to interest and dividends accrued to the benefit of the **Assured** or any **Customer** prior to the discovery of a covered loss, whether or not such accrued interest or dividends have been paid into the account of such **Assured** or **Customer** as of the discovery of such covered loss;

d. damages of any type for which the **Assured** is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

e. all costs, fees and expenses incurred by the **Assured**:

    (1) in establishing the existence of or amount of loss covered under this Bond, except for loss covered under Insuring Clause 8 or 9; or

    (2) as a party to any legal proceeding, even if such legal proceeding results in a loss covered by this Bond;

f. indirect or consequential loss of any nature, except for loss covered under Insuring Clause 8 or 9. This Exclusion 1.f., however, shall not apply to interest and dividends accrued to the benefit of the **Assured** or any **Customer** prior to the discovery of a covered loss, whether or not such accrued interest or dividends have been paid into the account of such **Assured** or **Customer** as of the discovery of such covered loss;

g. any violation by the **Assured** or by any **Employee**:

    (1) of any law regulating:

        i. the issuance, purchase or sale of securities;

        ii. securities transactions on security or commodity exchanges or the over the counter market;

        iii. investment companies; or

        iv. investment advisors; or

    (2) of any rule or regulation made pursuant to any such law;

h. the loss or disclosure of confidential information, material or data, while in the care, custody or control of the **Assured**, including but not limited to patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information, retirement or health savings account information, or any similar type of non-public information. This Exclusion 1.h., however, shall not apply when such information, material or data is used to support or facilitate the commission of any act otherwise covered under this Bond;

i. fees, costs, fines, penalties or any other expenses incurred by an **Assured** which result, directly or indirectly, from the access to or disclosure of an **Assured's** or another entity's or person's confidential or personal information, including but not limited to patents, trade secrets, processing methods, customer lists, financial information, credit card information, health information, retirement or health savings account information, or any similar type of non-public information;

j. liability resulting from disclosure of or acting on material nonpublic information;

k. liability assumed by the **Assured** by agreement under any contract, unless loss under this Bond would be covered in the absence of such agreement;

l. the dishonest acts of any **Director** who is not an **Employee**, acting alone or in collusion with others;

m. any modification, damage, destruction, deletion, or corruption of any application or software program within the **Assured's Network**, except for loss covered under Insuring Clause 7;

n. a threat or series of threats to:

    (1) gain access to the **Assured's Computer System** and sell or disclose confidential information stored within the **Assured's Computer System**; or

    (2) modify, damage, destroy, delete, or corrupt any application or software program within the **Assured's Computer System**;

o. costs or expenses of any independent forensic analysts or network security consultants engaged to investigate or assess any actual or alleged threat;

p. costs or expenses incurred to identify or remediate application or software program errors or vulnerabilities, or costs to update, replace, restore, upgrade, maintain, or improve a **Computer System**;

q. costs or expenses incurred to replace, restore, recreate, collect, or recover any application or software program; or

r. **Cryptocurrency**.

2. Specific Exclusions – Applicable To All Insuring Clauses Except Insuring Clause 1

This Bond does not cover loss resulting directly or indirectly from:

a. the acts of an **Employee**, except for loss covered under:

(1) Insuring Clause 2 or 3 which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of **Property**; or

(2) Insuring Clause 11;

b. the surrender of a ransom or extortion payment away from the **Assured's** premises as a result of a threat to do bodily harm to any person, or to do damage to the premises or **Property** of the **Assured**, except for loss covered under Insuring Clause 3.b.;

c. payments made or withdrawals from any account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or representative of such depositor who is within the premises of the **Assured** at the time of such payment or withdrawal;

d. any **Uncertificated Security**, except for loss covered under Insuring Clause 7;

e. the loss of **Property** while:

(1) in the mail;

(2) in the custody of a **Transportation Company**, except for loss covered under Insuring Clause 3; or

(3) located on the premises of an armored motor vehicle operator;

f. damages resulting from any civil, criminal or other legal proceeding in which the **Assured** is adjudicated to have engaged in **Racketeering** activity;

g. the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or **Property** to the **Assured,** except for loss of **Securities** covered under Insuring Clause 2;

h. instructions issued by a **Customer** to the **Assured** when such instructions are made, sent, or originated by a natural person authorized by the **Customer** to make, send, or originate any instructions;

i. the use of credit, debit, charge, access, convenience, identification, cash management, or other cards whether such cards were issued, or purport to have been issued, by the **Assured** or by any entity other than the **Assured**;

j. **Items of Deposit** which are not finally paid for any reason including, but not limited to, **Forgery** or any other fraud, except for loss covered under Insuring Clause 10;

k. the acts of any agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of the **Assured**; or

l. the acts of any employee, agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of any third party, while conducting business with the **Assured** on behalf of such third party.



3. Specific Exclusions – Applicable To All Insuring Clauses Except Insuring Clauses 1, 4, and 5

This Bond does not cover loss resulting directly or indirectly from:

a. the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud, or false pretenses, except for loss covered under Insuring Clause 7;

b. any **Forgery** or any alteration, except for loss covered under Insuring Clause 7; or

c. any counterfeit, except for loss covered under Insuring Clause 6.

4. Specific Exclusions – Applicable To Insuring Clause 7

This Bond does not cover loss resulting directly or indirectly from:

a. any transfer, payment, or delivery of **Money or Securities**:

(1) authorized by an **Employee**; or

(2) arising out of any misrepresentation received by any **Employee**, agent, broker, factor, commission merchant, independent contractor, intermediary, finder, or other representative of the same general character of the **Assured**,

whether such transfer, payment, or delivery was made in good faith or as a result of trick, artifice, fraud, or false pretenses;

b. forged, altered or fraudulent **Negotiable Instruments**, **Securities**, documents or written instruments used as source documentation for input into a **Computer System**;

c. any investment in **Securities**, or ownership in any corporation, partnership, real property, commodity or similar instrument, whether or not such investment is genuine or fraudulent;

d. mechanical failure, faulty construction, error in design, latent defect, wear and tear, gradual deterioration, electrical disturbance, the **Assured's Network** failure or breakdown, any malfunction or error in programming, or error or omission in processing;

e. entries or changes made by a natural person with authorized access to the **Assured's Network** who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized to design, develop, prepare, supply, service, write or implement programs for the **Assured's Network**; or

f. entries or changes made at an **Electronic Funds Transfer System** or a **Customer Communication System** by a:

(1) **Customer**; or

(2) natural person with authorized access to the **Customer's** authentication credentials or mechanism.

5. Specific Exclusions – Applicable To Insuring Clause 11

This Bond does not cover loss resulting directly or indirectly from any **Voice Initiated Transfer Instruction** from a:

(1) **Customer**; or

(2) natural person with authorized access to the **Customer's** verification credentials or mechanism.

V. CONDITIONS AND LIMITATIONS

1. Anti-Bundling

   If any Insuring Clause requires that an enumerated type of document be fraudulently materially altered or a **Counterfeit Original**, or contain a signature which is a **Forgery** or obtained through trick, artifice, fraud, or false pretenses, the material alteration or **Counterfeit Original** or fraudulent signature must be on or of the enumerated document itself not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

2. Change Or Modification

   No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the Company.

   If this Bond is for a sole **Assured**, no change or modification which would adversely affect the rights of the **Assured** shall be effective prior to sixty (60) days after written notice has been furnished by the acting party to the U.S. Securities and Exchange Commission.

   If this Bond is for joint **Assureds**, no change or modification which would adversely affect the rights of any **Assured** shall be effective prior to sixty (60) days after written notice has been furnished by the Company to all **Assureds** and to the U.S. Securities and Exchange Commission.

3. Conformity

   If any time period limitation within this Bond is prohibited by any law controlling this Bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

4. Cooperation Of Assured

   At the Company's request and at reasonable times and places designated by the Company, the **Assured** shall:

   a. submit to examination by the Company and subscribe to the same under oath;

   b. produce for the Company's examination all pertinent records; and

   c. cooperate with the Company in all matters pertaining to the loss.

   The **Assured** shall execute all papers and render all assistance to secure to the Company the rights and causes of action provided for under this Bond. The **Assured** shall do nothing after discovery of any loss to prejudice such rights or causes of action.

5. Covered Property

   This Bond shall apply to loss of **Property**:

   a. owned by the **Assured**;

   b. held by the **Assured** in any capacity; or

   c. for which the **Assured** is legally liable.

   This Bond shall be for the sole use and benefit of the **Assured**.

6. Deductible Amount

   The Company shall be liable under this Bond only for the amount by which any **Single Loss** is greater than the applicable Deductible Amount as stated in Item 2 of the Declarations.

   There shall be no deductible applicable to any loss sustained by any **Assured** and covered under Insuring Clause 1.

7. Discovery

This Bond applies only to loss first discovered by a **Director** during the Bond Period. Discovery occurs at the earlier of a **Director** learning of:

a. facts which may subsequently result in a loss of a type covered by this Bond; or

b. an actual or potential claim in which it is alleged that the **Assured** is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable Deductible Amount, or the exact amount or details of loss may not then be known.

8. Limit Of Liability

The payment of any loss under this Bond shall not reduce the liability of the Company for other losses whenever sustained, provided that:

a. the Company's liability for each **Single Loss** shall not exceed the applicable Single Loss Limit Of Liability as stated in Item 2 of the Declarations or as set forth under General Agreement 1, and shall not be cumulative in amounts from year to year or from Bond Period to Bond Period;

b. if a **Single Loss** is covered under more than one Insuring Clause, the maximum payable shall not exceed the largest applicable Single Loss Limit Of Liability; and

c. the Company's liability for loss or losses sustained by more than one **Assureds**, or all **Assureds**, shall not exceed the total amount for which the Company would be liable under this Bond if such loss or losses were sustained by any one **Assured**.

9. Notice To Company – Proof – Legal Proceedings Against Company

a. The **Assured** shall give the Company notice at the earliest practicable moment, not to exceed sixty (60) days after discovery of a loss, in an amount that is in excess of 50% of the applicable Deductible Amount, as stated in Item 2 of the Declarations.

b. The **Assured** shall furnish to the Company proof of loss, duly sworn to, with full particulars, within six (6) months after such discovery.

c. **Certificated Securities** listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

d. Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the Company or after the expiration of twenty-four (24) months from the discovery of such loss.

e. This Bond affords coverage only in favor of the **Assured**. No claim, suit, action or legal proceeding shall be brought under the Bond by anyone other than the **Assured**.

f. All such notices shall be given in writing to one of the following addresses:

(1) ChubbClaimsFirstNotice@chubb.com; or

(2) Attn: Chubb Claims Department
Chubb
P.O. Box 5122
Scranton, PA 18505

g. All other notices to the Company under this Bond shall be given in writing to the following address:

(1) NA.FinancialLines@chubb.com; or


(2) Attn: Chubb Underwriting Department
Chubb
202B Hall's Mill Road
Whitehouse Station, NJ 08889

All notices described above shall be effective on the date of receipt by the Company.

10. Other Insurance

a. Coverage under this Bond shall apply only as excess over any other valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

(1) the **Assured**;

(2) a **Transportation Company**; or

(3) another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the **Property** involved.

b. Solely with respect to Insuring Clause 7, in the event of a loss covered under this Bond and also covered under other valid and collectible insurance issued by the Company, or a parent, subsidiary or affiliate of the Company to the **Assured**, the Single Loss Limit Of Liability under this Bond shall be reduced by any payment under any other such valid and collectible insurance and only the remainder, if any, shall be applicable to such loss covered hereunder.

11. Securities Settlement

In the event of a loss of **Securities** covered under this Bond, the Company may, at its sole discretion, purchase replacement **Securities**, tender the value of the **Securities** in **Money**, or issue its indemnity to effect replacement **Securities**.

The indemnity required from the **Assured** under the terms of this Section against all loss, cost or expense arising from the replacement of **Securities** by the Company's indemnity shall be:

a. for **Securities** having a value less than or equal to the applicable Deductible Amount – one hundred (100%) percent;

b. for **Securities** having a value in excess of the applicable Deductible Amount but within the Single Loss Limit Of Liability – the percentage that the Deductible Amount bears to the value of the **Securities**; or

c. for **Securities** having a value greater than the applicable Single Loss Limit Of Liability – the percentage that the Deductible Amount and portion in excess of the Single Loss Limit Of Liability bears to the value of the **Securities**.

The value referred to in Sections 11.a., b., and c. is the value in accordance with Section 14., Valuation, regardless of the value of such **Securities** at the time the loss under the Company's indemnity is sustained.

The Company is not required to issue its indemnity for any portion of a loss of **Securities** which is not covered by this Bond, however, the Company may do so as a courtesy to the **Assured** in its sole discretion.

The **Assured** shall pay the proportion of the Company's premium charge for the Company's indemnity as set forth in Sections 11.a., b., and c. No portion of the Single Loss Limit Of Liability shall be used as payment of premium for any indemnity purchased by the **Assured** to obtain replacement **Securities**.

12. Subrogation – Assignment – Recovery

In the event of a payment under this Bond, the Company shall be subrogated to all of the **Assured's** rights of recovery against any person or entity to the extent of such payment. On request, the **Assured** shall deliver to the Company an assignment of the **Assured's** rights, title and interest and causes of action against any person or entity to the extent of such payment.



Recoveries, whether effected by the Company or by the **Assured**, shall be applied net of the expense of such recovery, in the following order:

a. first, to the satisfaction of the **Assured's** covered loss which would otherwise have been paid but for the fact that it is in excess of the Single Loss Limit Of Liability;

b. second, to the Company in satisfaction of amounts paid in settlement of the **Assured's** claim;

c. third, to the **Assured** in satisfaction of the applicable Deductible Amount; and

d. fourth, to the **Assured** in satisfaction of any loss suffered by the **Assured** which was not covered under this Bond.

Recovery from reinsurance or indemnity of the Company shall not be deemed a recovery under this Section.

13. Termination

a. If the Bond is for a sole **Assured**, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the U.S. Securities and Exchange Commission not less than sixty (60) days prior to the effective date of such termination.

b. If the Bond is for a joint **Assured**, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the Company to all **Assureds** and to the U.S. Securities and Exchange Commission, not less than sixty (60) days prior to the effective date of such termination.

c. If any **Director**, not acting in collusion with an **Employee**, discovers any dishonest or fraudulent act committed by such **Employee**, whether in the employment of the **Assured** or otherwise, and whether against the **Assured** or any other person or entity, the **Assured**:

     i.   shall immediately remove such **Employee** from a position that would enable such **Employee** to cause the **Assured** to suffer a loss covered by this Bond; and

     ii. within forty-eight (48) hours of discovering an **Employee** has committed any dishonest or fraudulent act, shall notify the Company of such action and provide full particulars of such dishonest or fraudulent act.

d. This Bond terminates as to any **Employee** sixty (60) days after receipt by each **Assured** and the U.S. Securities and Exchange Commission of written notice from the Company of its decision to terminate this Bond as to any **Employee**.

14. Valuation

a. Books Of Account Or Other Records

    The value of any loss of **Property** consisting of books of account or other records used by the **Assured** in the conduct of its business shall be the amount paid by the **Assured** for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the **Assured** for the actual transcription or copying of data to reproduce such books of account or other records.

b. Money

    Any loss of **Money**, or loss payable in **Money**, shall be paid in the **Money** of the United States of America or the dollar equivalent of it, determined by the free market rate of exchange in effect at the time of discovery of such loss.

c. Other Property

    The value of any loss of **Property**, except as otherwise provided for in this Section 14., shall be the actual cash value or the cost of repairing or replacing such **Property** with **Property** of like quality and value, whichever is less.



d. Securities

The value of any loss of **Securities** shall be the average market value of such **Securities** on the business day immediately preceding discovery of such loss, provided that the value of any **Securities** replaced by the **Assured**, with the consent of the Company and prior to the settlement of any claim for them, shall be the actual market value at the time of replacement. In the case of a loss of interim certificates, warrants, rights or other **Securities**, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if the loss is not discovered until after their expiration. If no market price is quoted for such **Securities** or for such privileges, the value shall be fixed by agreement of the parties.

VI.   COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

This Bond does not apply to the extent that trade or economic sanctions law or other similar laws or regulations prohibit the Company from providing insurance.



VIRGINIA AMENDATORY ENDORSEMENT

Named Assured WORLD FUNDS TRUST			Endorsement Number 1
Bond Number J06054687	Bond Period 12-31-2025 to 12-31-2026		Effective Date of Endorsement December 31, 2025
Issued By Federal Insurance Company			

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that this Bond is amended by adding the following section:

NONRENEWAL

(A) If the Company elects not to renew this Bond, the Company will mail or deliver a notice of norenewal to the first named **Assured**, stating the reason for nonrenewal, at least:

1. fifteen (15) days before the expiration date of the nonrenewal is due to nonpayment of premium; or

2. forty-five (45) days before the expiration date if the nonrenewal is for any other reason.

(B) The Company will send written notice by registered or certified mail, or deliver written notice to the mailing address last known to the Company.

This Bond will be deemed to have been amended to the extent necessary to effect the purposes and intent of this Amendatory Endorsement.

The regulatory requirements set forth in this Amendatory Endorsement shall supersede and take precedence over any provisions of this Bond or any endorsement to this Bond, whenever added, that are inconsistent with or contrary to the provisions of this Amendatory Endorsement, unless such Bond or endorsement provisions comply with the applicable insurance laws of the Commonwealth of Virginia.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative

CHUBB®

FRAUDULENT TRANSFER INSTRUCTION ENDORSEMENT

Named Assured WORLD FUNDS TRUST		Endorsement Number 2
Bond Number J06054687	Bond Period 12-31-2025 to 12-31-2026	Effective Date of Endorsement December 31, 2025
Issued By Federal Insurance Company		

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement, this Bond is amended as follows:

(1) Item 2., Single Loss Limits Of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount
Fraudulent Transfer Instruction	$5,300,000	$10,000

(2) The following Insuring Clause is added:

14. Fraudulent Transfer Instruction

Loss resulting directly from the **Assured** having, in good faith, transferred, paid, or delivered **Money** or **Securities** in reliance upon a **Transfer Instruction** that purports, and reasonably appears, to have originated from:

a. the **Customer**;

b. an **Employee** acting on instructions of such **Customer**; or

c. a financial institution acting on behalf of such **Customer** with authority to make such instructions,

but which **Transfer Instruction** was, in fact, fraudulently issued without the knowledge of the **Assured**, **Employee**, or **Customer**.

As a condition precedent to coverage under this Insuring Clause 14, the:

i. sender of the **Transfer Instruction** must have authenticated such **Transfer Instruction** with the **Customer's** authentication credentials or mechanism;

ii. **Employee** acting on the **Transfer Instruction** must obtain **Verification** prior to any single transfer, payment, or delivery of funds in excess of the Deductible Amount set forth in Paragraph (1) of this Endorsement; and

iii. **Assured** shall assert any available claims, offsets, or defenses against such **Customer**, any financial institution, or any other party to the transaction.

(3) The Definition of **Customer** is deleted and replaced with the following:

Customer means any shareholder of an **Assured** which has a written agreement with the **Assured** to transfer such shareholder's **Money** or **Securities** through a **Voice Initiated Funds Transfer Instruction** or a **Transfer Instruction**.

(4) The following Definitions are added:

Telefacsimile means a system of transmitting a facsimile of a tangible document by electronic signals over telephone lines to a piece of equipment maintained for the specific purpose of receiving such signals and printing such facsimile on a tangible medium.

Transfer Instruction means those instructions, other than any **Voice Initiated Funds Transfer Instruction**, which authorize the transfer of **Money** in a **Customer's** account, or of a **Customer's Securities**, and which are:

a. transmitted to the **Assured** via:

  i. any electronic instruction, including an e-mail, that is delivered through an **Electronic Communication System** and that is capable of retention by the recipient at the time of receipt;

  ii. telex, or **Telefacsimile** instruction; or

  iii. automated telephone system; and

b. received by an **Employee** specifically authorized by the **Assured** to receive and act upon such instructions.

Verification means an **Employee**:

a. attempted to verify the authenticity of such **Transfer Instruction** by communicating with the **Customer**, or natural person purporting to be the **Customer** via any communication method, other than e-mail, prior to any single transfer, payment, or delivery of funds, and contemporaneously documented the communication method utilized and the result of such attempt in writing; and

b. contemporaneously documented the use of the **Customer's** authentication credentials or mechanism.

(5) Exclusion 2.a. is deleted and replaced with the following:

a. the acts of an **Employee**, except for loss covered under:

  i. Insuring Clause 2 or 3 which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of **Property**; or

  ii. Insuring Clause 11 or 14;

(6) The following Exclusion is added:

This Bond does not cover loss resulting directly or indirectly from any **Transfer Instruction** from a:

a. **Customer**; or

b. natural person with authorized access to the **Customer's** authentication credentials or mechanism.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative



SCHEDULE OF OTHER ASSUREDS ENDORSEMENT

Named Assured WORLD FUNDS TRUST			Endorsement Number 3
Bond Number J06054687	Bond Period 12-31-2025 to 12-31-2026		Effective Date of Endorsement 12-31-2025
Issued By Federal Insurance Company			

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that:

(1) In addition to the first named **Assured**, the **Investment Company(ies)** scheduled in Paragraph (2) of this Endorsement is/are the other **Assured(s)** under this Bond.

(2) Schedule of Other **Assureds**:

World Funds Trust

ETF Opportunities Trust

Precidian ETF's Trust

Truth Social Funds

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative



STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT

Named Assured WORLD FUNDS TRUST			Endorsement Number 4
Bond Number J06054687	Bond Period 12-31-2025 to 12-31-2026		Effective Date of Endorsement December 31, 2025
Issued By Federal Insurance Company			

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement this Bond is amended as follows:

(1) Item 2., Single Loss Limits Of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount
Stop Payment Order	$5,300,000	$10,000

(2) The following Insuring Clause is added:

Stop Payment Order or Refusal to Pay Check

Loss resulting directly from the **Assured** being legally liable to pay compensatory damages for:

a. complying or failing to comply with notice from any **Customer** or any authorized representative of any **Customer**, to stop payment on any check or draft made or drawn upon or against the **Assured** by such **Customer** or by any authorized representative of such **Customer**; or

b. refusing to pay any check or draft made or drawn upon or against the **Assured** by any **Customer** or by any authorized representative of such **Customer**.

(3) The following Exclusions shall apply:

This Bond does not cover loss resulting directly or indirectly from:

a. libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault, or battery;

b. sickness, disease, physical bodily harm, mental or emotional distress or anguish, or death of any person; or

c. discrimination.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative



UNAUTHORIZED SIGNATURE ENDORSEMENT

Named Assured WORLD FUNDS TRUST			Endorsement Number 5
Bond Number J06054687	Bond Period 12-31-2025　　to　　12-31-2026		Effective Date of Endorsement 12-31-2025
Issued By Federal Insurance Company			

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement this Bond is amended as follows:

(1) Item 2., Single Loss Limits of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount
Unauthorized Signature	$5,300,000	$10,000

(2) The following Insuring Clause is added:

Unauthorized Signature

Loss resulting directly from the **Assured** having accepted, paid, or cashed any check or **Withdrawal Order** made or drawn on or against the account of a **Customer**, which bears the signature or endorsement of one other than a person whose name and signature is on file with the **Assured** as signatory on such account.

As a condition precedent to coverage under this Insuring Clause, the **Assured** shall have on file signatures of all persons who are signatories on such account.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative

ALLOCATION AGREEMENT
AMONG JOINTLY INSURED PARTIES

THIS ALLOCATION AGREEMENT AMONG JOINTLY INSURED PARTIES (the "Agreement"), is entered into by and among the parties identified in Exhibit A to this Agreement. The aforementioned parties are collectively referred to as the "Joint Insureds" for purposes of this Agreement.

WHEREAS, the Joint Insureds desire to be named as joint insureds under a joint fidelity bond issued by Chubb Group of Insurance Companies for the period from December 31, 2025 to December 31, 2026, which insures against larceny and embezzlement of officers and employees (the "Fidelity Bond"); and

WHEREAS, the Joint Insureds desire to establish (i) criteria by which recoveries under the Fidelity Bond shall be allocated among the Joint Insureds in compliance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "Act"), and (ii) the basis on which additional investment companies may be added as named Joint Insured under the Fidelity Bond;

NOW, THEREFORE, IT IS HEREBY AGREED by and among the parties as follows:

1. **Allocation of Recoveries**

(a) If more than one of the parties hereto is damaged in a single loss for which recovery is received under the Fidelity Bond, each such party shall receive an equitable and proportionate share of the recovery, but investment companies shall receive an amount at least equal to the amount such party would have received had it provided and maintained a single insured bond with the minimum coverage as required by Rule 17g-1 under the Act.

(b) If the recovery is inadequate to indemnify fully each such party sustaining a loss, then the recovery shall be allocated among such parties as follows:

(i) Each such party sustaining a loss shall be allocated an amount equal to the lesser of that party's actual loss or an amount that would have been received had the party been insured under a single insured bond (determined as of the time of the loss) in accordance with the provisions of Rule 17g-1(d)(1) under the Act.

(ii) The remaining portion of the proceeds shall be allocated to each such party sustaining a loss not fully covered by the allocation under subparagraph 1(b)(i), above, in the proportion that each such party's last payment of premium bears to the sum of the last such premium payments of all such parties. If such allocation would result in any party that had sustained a loss receiving a portion of the recovery in excess of the loss actually sustained, such excess portion shall be allocated among the other parties whose losses would not be fully indemnified. The allocation shall bear the same proportion as each such party's last payment of premium bears to the sum of the last premium payments of all parties entitled to receive a share of the excess. Any allocation in excess of a loss actually sustained by any such party shall be reallocated in the same manner.

2. **Obligation to Maintain Minimum Coverage**

(a) The parties hereto agree that the appropriate officers of the parties hereto that are registered management investment companies (each a Fund and collectively, the "Funds") will determine, no less frequently than at the end of each calendar quarter, the minimum amount of

coverage that each Fund would be required to provide and maintain if covered under a single insured bond as required by Rule 17g-1(d)(1).

(b)   In the event that the total amount of the minimum coverages thus determined exceeds the amount of coverage of the then-effective Fidelity Bond, the board of trustees of the Funds will be notified and will determine whether it is necessary or appropriate to increase the total amount of coverage of the Fidelity Bond to an amount not less than the total amount of such minimums, or to secure such excess coverage for one or more of the parties hereto, which, when added to the total coverage of the Fidelity Bond, will equal an amount equal to or greater than such minimums.

3.   Prior Agreements; Termination

This Agreement shall supersede all prior agreements relating to an allocation of premium on any joint insured bond and shall apply to the present Fidelity Bond coverage and any renewal or replacement thereof. This Agreement shall continue until terminated by any party hereto upon the giving of not less than sixty (60) days' notice to the other parties hereto in writing.

4.   Governing Law

This Agreement is governed by the laws of the State of Delaware (without reference to such state's conflict of law rules).

5.   Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, but which together shall constitute one and the same instrument.

6.   Amendment, Modification, and Waiver

(a)   No term or provision of this Agreement may be amended, modified, or waived without the affirmative vote or action by written consent of each of the parties hereto.

(b)   Additional parties may be added to the Agreement without the affirmative vote or action by written consent of each of the parties hereto provided that (a) such additional party may be included in the Fidelity Bond pursuant to Rule 17g-1(b) under the Act and (b) such additional party agrees to be bound by the terms of this Agreement and executes and delivers a copy of this Agreement to each Joint Insured.

IN WITNESS WHEREOF, the parties hereto have caused these presents to be duly executed by their duly authorized officers below.

WORLD FUNDS TRUST	ETF OPPORTUNITIES TRUST
By: _____ Title: _____	By: _____ Title: _____

PRECIDIAN ETFs TRUST	TRUTH SOCIAL FUNDS
By: _____	By: _____
Title: _____	Title:_____

Exhibit A

PARTIES TO THE ALLOCATION AGREEMENT AMONG

JOINTLY INSURED PARTIES

Name of Insured	**Date Added**
World Funds Trust and its series: Union Street Partners Value Fund Perkins Discovery Fund Philotimo Focused Growth and Income Fund Curasset Funds[1] LDR Real Estate Value Opportunity Fund Clifford Funds[2] Applied Finance Funds[3] Vest Funds[4] Rule One Fund T-Rex 2X Long Bitcoin Daily Target ETF T-Rex 2X Inverse Bitcoin Daily Target ETF T-Rex 2X Long Ether Daily Target ETF T-Rex 2X Inverse Ether Daily Target ETF	**December 31, 2025**

1. "Curasset Funds" includes: Curasset Limited Term Income Fund and Curasset Core Bond Fund.

2. "Clifford Funds" includes: Clifford Capital Partners Fund, Clifford Capital Focused Small Cap Fund and Clifford Capital International Value Fund

3. "Applied Finance Funds" includes: Applied Finance Dividend Fund, Applied Finance Select Fund, and Applied Finance Explorer Fund.

4. "Vest Funds" includes: Vest US Large Cap 10% Buffer Strategies Fund; Vest US Large Cap 20% Buffer Strategies Fund; Vest S&P 500® Dividend Aristocrats Target Income Fund; Vest Bitcoin Strategy Managed Volatility Fund; Vest US Large Cap 10% Buffer Strategies VI Fund and Vest US Large Cap 20% Buffer Strategies VI Fund.

ETF OPPORTUNITIES TRUST AND ITS SERIES:	DATE
American Conservative Values ETF	**December 31, 2025**
American Conservative Values Small Cap ETF	
Applied Finance Valuation Large Cap ETF	
Cultivar Capital	
Formidable ETF	
Formidable Fortress ETF	
Formidable Dividend and Income ETF	
Kingsbarn Tactical Bond ETF	
Wealth Trust DBS Long Term Growth ETF	
LAFFER|TENGLER Equity Income ETF	
REX FANG & Innovation Equity Premium Income ETF.	
T-REX 2X Inverse NVIDIA Daily Target ETF	
T-REX 2X Inverse Tesla Daily Target ETF	
T-REX 2X Long NVIDIA Daily Target ETF	
T-REX 2X Long Tesla Daily Target ETF	
Kingsbarn DIVIDEND Opportunity ETF	
Brendan Wood TopGun ETF	
Tuttle Capital Daily 2X Inverse Regional Banks ETF	
IDX Dynamic Fixed Income ETF	
REX AI Equity Premium Income ETF	
SMI 3Fourteen Full-Cycle Trend ETF	
TappAlpha SPY Growth & Daily Income ETF	
TappAlpha Innovation 100 Growth & Daily Income ETF	
T-REX 2X Inverse MSTR Daily Target ETF-	
T-REX 2X Long MSTR Daily Target ETF	
T-REX 2X Long NFLX Daily Target ETF	
REX Crypto Equity Premium Income ETF	
SMI 3Fourteen REAL Asset Allocation ETF	
T-REX 2X Long Alphabet Daily Target ETF	
T-REX 2X Long Apple Daily Target ETF	
T-REX 2X Long Microsoft Daily Target ETF	
T-REX 2X Long HOOD Daily Target ETF	
T-REX 2X Long DJT Daily Target ETF	
T-REX 2X Long ARM Daily Target ETF	
T-REX 2X Long RBLX Daily Target ETF	

ETF OPPORTUNITIES TRUST AND ITS SERIES:	DATE
T-REX 2X Long GME Daily Target ETF	
T-REX 2X Long SNOW Daily Target ETF	
REX- BITCOIN CORPORATE TREASURY CONVERTIBLE BOND ETF	
Brookmont Catastrophic Bond ETF	
Hedgeye Quality Growth ETF	
Hedgeye Capital Allocation ETF	
Opportunistic Trader ETF	
REX-Osprey™ SOL + Staking ETF	
REX-Osprey™ ETH + Staking ETF	
OTG Latin America ETF	
T-REX 2X Long SMR Daily Target ETF	
T-REX 2X Long CRWV Daily Target ETF	
T-REX 2X Long BULL Daily Target ETF	
T-REX 2X Long DKNG Daily Target ETF	
T-REX 2X Long CRCL Daily Target ETF	
T-REX 2X LONG AFRM DAILY TARGET ETF	
T-REX 2X LONG AXON DAILY TARGET ETF	
T-REX 2X LONG GLXY DAILY TARGET ETF	
T-REX 2X LONG KTOS DAILY TARGET ETF	
T-REX 2X LONG UPXI DAILY TARGET ETF	
T-REX 2X LONG TTD DAILY TARGET ETF	
T-REX 2X LONG BKNG DAILY TARGET ETF	
REX-Osprey ™ XRP ETF	
REX-Osprey ™ DOGE ETF	
Golden Eagle Dynamic Hypergrowth ETF	
Tuttle Capital IBIT 0DTE Covered Call ETF	
T-REX 2X LONG BMNR DAILY TARGET ETF	
T-REX 2X INVERSE CRWV DAILY TARGET ETF	
T-REX 2X INVERSE CRCL DAILY TARGET ETF	
T-REX 2X LONG SBET DAILY TARGET ETF	
Tuttle Capital MSTR 0DTE Covered Call ETF	
TUTTLE CAPITAL DAILY 2X LONG AI ETF	
TUTTLE CAPITAL DAILY 2X LONG AI ETF	
Tuttle Capital Congressional Trading ETF	

ETF OPPORTUNITIES TRUST AND ITS SERIES:	DATE
REX IncomeMax AMD Strategy	
REX IncomeMax AMZN Strategy ETF	
REX IncomeMax BIIB Strategy ETF	
REX IncomeMax EEM Strategy ETF	
REX IncomeMax GDXJ Strategy ETF	
REX IncomeMax GOOG Strategy ETF	
REX IncomeMax META Strategy ETF	
REX IncomeMax MSFT Strategy ETF	
REX INCOMEMAX MSTR STRATEGY ETF	
REX IncomeMax PYPL Strategy ETF	
REX IncomeMax SLV Strategy ETF	
REX IncomeMax SMH Strategy ETF	
REX IncomeMax SNOW Strategy ETF	
REX IncomeMax TLRY Strategy ETF	
REX INCOMEMAX TSLA STRATEGY ETF	
REX IncomeMax V Strategy ETF	
T-REX 2X Inverse Alphabet Daily Target ETF	
T-REX 2XInverse Apple Daily Target ETF	
T-REX 2X Inverse Microsoft Daily Target ETF	
T-REX 2X Long MARA Daily Target ETF	
T-REX 2X Inverse MARA Daily Target ETF	
T-REX 2X Inverse PLTR Daily Target ETF	
T-REX 2X Long SHOP Daily Target ETF	
T-REX 2X Inverse SHOP Daily Target ETF	
T-REX 2X Inverse AMD Daily Target ETF	
T-REX 2X Inverse BA Daily Target ETF	
T-REX 2X Inverse SNOW Daily Target ETF	
T-REX 2X Long AVGO Daily Target ETF	
T-REX 2X Inverse AVGO Daily Target ETF	
T-REX 2X Long PANW Daily Target ETF	
T-REX 2X Inverse PANW Daily Target ETF	
T-REX 2X Long TSM Daily Target ETF	
T-REX 2X Inverse TSM Daily Target ETF	
T-REX 2X Long SQ Daily Target ETF	
T-REX 2X Inverse SQ Daily Target ETF	

ETF OPPORTUNITIES TRUST AND ITS SERIES:	DATE
T-REX 2X Inverse COIN Daily Target ETF	
TUTTLE CAPITAL TSLA PUT WRITE ETF	
TUTTLE CAPITAL NVDA PUT WRITE ETF	
TUTTLE CAPITAL MSTR PUT WRITE ETF	
TUTTLE CAPITAL COIN PUT WRITE ETF	
TUTTLE CAPITAL QQQ PUT WRITE ETF	
Tuttle Capital AAPL 0DTE Covered Call ETF	
Tuttle Capital GOOG 0DTE Covered Call ETF	
Tuttle Capital META 0DTE Covered Call ETF	
Tuttle Capital TSLA 0DTE Covered Call ETF	
Tuttle Capital NVDA 0DTE Covered Call ETF	
Tuttle Capital AMZN 0DTE Covered Call ETF	
Tuttle Capital MSFT 0DTE Covered Call ETF	
Tuttle Capital COIN 0DTE Covered Call ETF	
T-REX 2X LONG ACHR DAILY TARGET ETF	
T-REX 2X LONG AUR DAILY TARGET ETF	
T-REX 2X LONG GOLD DAILY TARGET ETF	
T-REX 2X LONG BBAI DAILY TARGET ETF	
T-REX 2X LONG CVNA DAILY TARGET ETF	
T-REX 2X LONG CEG DAILY TARGET ETF	
T-REX 2X LONG DDOG DAILY TARGET ETF	
T-REX 2X LONG WGS DAILY TARGET ETF	
T-REX 2X LONG DNA DAILY TARGET ETF	
T-REX 2X LONG OKLO DAILY TARGET ETF	
T-REX 2X LONG QUBT DAILY TARGET ETF	
T-REX 2X LONG RXRX DAILY TARGET ETF	
T-REX 2X LONG TEM DAILY TARGET ETF	
T-REX 2X LONG UPST DAILY TARGET ETF	
T-REX 2X LONG SOUN DAILY TARGET ETF	
T-REX 2X LONG SMLR DAILY TARGET ETF	
T-REX 2X LONG DUOL DAILY TARGET ETF	
T-REX 2X LONG GEV DAILY TARGET ETF Ticker	
T-REX 2X LONG HHH DAILY TARGET ETF Ticker	
T-REX 2X LONG BYDDY DAILY TARGET ETF Ticker	
T-REX 2X LONG BRR DAILY TARGET ETF	

ETF OPPORTUNITIES TRUST AND ITS SERIES:	DATE
T-REX 2X LONG LMND DAILY TARGET ETF	
T-REX 2X LONG OSCR DAILY TARGET ETF	
T-REX 2X LONG OUST DAILY TARGET ETF	
T-REX 2X LONG SPOT DAILY TARGET ETF	
T-REX 2X LONG SYM DAILY TARGET ETF	
T-REX 2X LONG RDW DAILY TARGET ETF	
T-REX 2X LONG UNH DAILY TARGET ETF	
T-REX 2X LONG VOYG DAILY TARGET ETF	
T-REX 2X LONG ETOR DAILY TARGET ETF	
T-REX 2X LONG CHYM DAILY TARGET ETF	
T-REX 2X LONG APLD DAILY TARGET ETF	
IDX Alternative FIAT ETF	
Tuttle Capital Government Grift ETF	
Brookmont Dividend Growth ETF	
T-REX 2X Long FIG Daily Target ETF	
Tuttle Capital 2X DBMF ETF	
Tuttle Capital EEM Option Income Strategy ETF	
Tuttle Capital EFA Option Income Strategy ETF	
Tuttle Capital IJH Option Income Strategy ETF	
Tuttle Capital IYR Option Income Strategy ETF	
Tuttle Capital KRE Option Income Strategy ETF	
Tuttle Capital RSP Option Income Strategy ETF	
Tuttle Capital SMH Option Income Strategy ETF	
Tuttle Capital VTV Option Income Strategy ETF	
Tuttle Capital XBI Option Income Strategy ETF	
Tuttle Capital XHB Option Income Strategy ETF	
Tuttle Capital XLE Option Income Strategy ETF	
Tuttle Capital XLF Option Income Strategy ETF	
Tuttle Capital XLU Option Income Strategy ETF	
Tuttle Capital XLV Option Income Strategy ETF	
Tuttle Capital XLY Option Income Strategy ETF	
REX INCOMEMAX IBIT STRATEGY ETF	
REX-Osprey™ TRUMP ETF	
REX-Osprey™ BTC ETF	
REX-Osprey ™ BONK ETF	

ETF OPPORTUNITIES TRUST AND ITS SERIES:	DATE
REX-Osprey ™ MOVE ETF	
REX-Osprey ™ BNB = STAKING ETF	
T-REX 2X Long XRP Daily Target ETF	
T-REX 2X Long SOL Daily Target ETF	
T-REX 2X Long Trump Daily Target ETF	
T-REX 2X Long LTC Daily Target ETF	
T-REX 2X Long DOGE Daily Target ETF	
T-REX 2X Long Bonk Daily Target ETF	
T-REX 2X Long BNP Daily Target ETF	
T-REX 2X Long ADA Daily Target ETF	
T-REX 2X Long LINK Daily Target ETF	
T-REX 2X Long SUI Daily Target ETF	
Tuttle Capital Agentic AI ETF	
Tuttle Capital AI In Healthcare ETF	
Tuttle Capital AI Power Generation ETF	
Tuttle Capital DeepSeek Global AI Innovation and Disruption ETF	
Tuttle Capital Drone Industy AI Powered ETF	
Tuttle Capital Quantum Computing AI Powered ETF	
Tuttle Capital Quantum Computing Covered Call AI Powered ETF	
Tuttle Capital UFO Disclosure AI Powered ETF	
T-REX 2X LONG XXI DAILY TARGET ETF	
TUTTLE CAPITAL 1X INVERSE VOLATILITY ETF	
TUTTLE CAPITAL 2X INVERSE VOLATILITY ETF	
T-REX 2X TRON XXI DAILY TARGET ETF	
T-REX 2X BLSH XXI DAILY TARGET ETF	
AQE CORE ETF	
T-REX 2X LONG FLY DAILY TARGET ETF	
T-REX 2X INVERSE FLY DAILY TARGET ETF	
T-REX 2X INVERSE FIG DAILY TARGET ETF	
T-REX 2X LONG STUB DAILY TARGET ETF	
T-REX 2X LONG MP DAILY TARGET ETF	
T-REX 2X LONG SRPT DAILY TARGET ETF	
T-REX 2X LONG CIFR DAILY TARGET ETF	
T-REX 2X LONG ASTS DAILY TARGET ETF	
T-REX 2X LONG BTBT DAILY TARGET ETF	

ETF OPPORTUNITIES TRUST AND ITS SERIES:	DATE
T-REX 2X LONG WULF DAILY TARGET ETF	
T-REX 2X LONG QS DAILY TARGET ETF	
T-REX 2X INVERSE BLSH DAILY TARGET ETF	
Hedgeye 130/30 Equity ETF	
Hedgeye Fourth Turning ETF	
Tuttle Capital Ethereum Income Blast ETF	
Tuttle Capital IBIT Income Blast ETF	
Tuttle Capital MicroStrategy Income Blast ETF	
Tuttle Capital NVIDIA Income Blast ETF	
Tuttle Capital Coinbase Income Blast ETF	
Tuttle Capital Tesla Income Blast ETF	
Tuttle Capital Palantir Income Blast ETF	
Tuttle Capital HOOD Income Blast ETF	
Tuttle Capital Magnificent 7 Income Blast ETF	
Tuttle Capital Meme Stock Income Blast ETF	
Tuttle Capital Quantum Computing Income Blast ETF	
Tuttle Capital Drone Income Blast ETF	
Tuttle Capital Space Industry Income Blast ETF	
Tuttle Capital AI Infrastructure Income Blast ETF	
Tuttle Capital Nuclear Power Income Blast ETF	
Tuttle Capital AI Emerging Leaders Income Blast ETF	
Tuttle Capital Crypto Treasury Income Blast ETF	
Tuttle Capital AI Healthcare Income Blast ETF	
Tuttle Capital Agentic AI Income Blast ETF	
Tuttle Capital Emerging Markets AI Income Blast ETF	
Tuttle Capital Robotics Income Blast ETF	
T-REX 2X LONG KLAR DAILY TARGET ETF	
Tuttle Capital SOL Income Blast ETF	
Tuttle Capital XRP Income Blast ETF	
Tuttle Capital DOGE Income Blast ETF	
Tuttle Capital Cardano Income Blast ETF	
Tuttle Capital Chainlink Income Blast ETF	
Tuttle Capital BNB Income Blast ETF	
Tuttle Capital AVAX Income Blast ETF	
Applied Finance IVS US SMID ETF	

ETF OPPORTUNITIES TRUST AND ITS SERIES:	DATE
Applied Finance IVS International Large ETF	
Applied Finance IVS International SMID ETF	
Tuttle Capital UFO Disclosure ETF	
T-REX 2X LONG ASST DAILY TARGET ETF	
T-REX 2X LONG ABTC DAILY TARGET ETF	
T-REX 2X LONG BNC DAILY TARGET ETF	
T-REX 2X LONG BTDR DAILY TARGET ETF	
T-REX 2X LONG CANG DAILY TARGET ETF	
T-REX 2X LONG CAVA DAILY TARGET ETF	
T-REX 2X LONG CELH DAILY TARGET ETF	
T-REX 2X LONG CHWY DAILY TARGET ETF	
T-REX 2X LONG CLS DAILY TARGET ETF	
T-REX 2X LONG CORZ DAILY TARGET ETF	
T-REX 2X LONG DNUT DAILY TARGET ETF	
T-REX 2X LONG EMPD DAILY TARGET ETF	
T-REX 2X LONG EOSE DAILY TARGET ETF	
T-REX 2X LONG ETHM DAILY TARGET ETF	
T-REX 2X LONG ETHZ DAILY TARGET ETF	
T-REX 2X LONG GPRO DAILY TARGET ETF	
T-REX 2X LONG GTLS DAILY TARGET ETF	
T-REX 2X LONG ICHR DAILY TARGET ETF	
T-REX 2X LONG ICLR DAILY TARGET ETF	
T-REX 2X LONG IREN DAILY TARGET ETF	
T-REX 2X LONG KSS DAILY TARGET ETF	
T-REX 2X LONG MBLY DAILY TARGET ETF	
T-REX 2X LONG MEIP DAILY TARGET ETF	
T-REX 2X LONG NVTS DAILY TARGET ETF	
T-REX 2X LONG OPEN DAILY TARGET ETF	
T-REX 2X LONG POOL DAILY TARGET ETF	
T-REX 2X LONG PTON DAILY TARGET ETF	
T-REX 2X LONG SUIG DAILY TARGET ETF	
T-REX 2X LONG TMUS DAILY TARGET ETF	
T-REX 2X LONG TONX DAILY TARGET ETF	
T-REX 2X LONG VEEV DAILY TARGET ETF	
Argent Large Cap Growth ETF	

ETF OPPORTUNITIES TRUST AND ITS SERIES:	DATE
Argent Large Cap Value ETF	
Tuttle Capital Bonk Income Blast ETF	
Tuttle Capital Litecoin Income Blast ETF	
Tuttle Capital SUI Income Blast ETF	
T-REX 2X LONG DFDV DAILY TARGET ETF	
T-REX 2X LONG FIGR DAILY TARGET ETF	
T-REX 2X LONG FMCC DAILY TARGET ETF	
T-REX 2X LONG FNMA DAILY TARGET ETF	
T-REX 2X LONG FORD DAILY TARGET ETF	
T-REX 2X LONG OCTO DAILY TARGET ETF	
T-REX 2X LONG VKTX DAILY TARGET ETF	
GSR DIGITAL ASSETS TREASURY COMPANIES ETF	
GSR ETHEREUM STAKING OPPORTUNITY ETF	
GSR CRYPTO STAKINGMAX ETF	
GSR CRYPTO CORE3 ETF	
GSR ETHEREUM YIELDEDGE ETF	
T-REX 2X LONG GRNY DAILY TARGET ETF	
REX-OspreyTM AAVE ETF	
REX-OspreyTM ADA +Staking ETF	
REX- OspreyTM ATOM + Staking ETF	
REX-OspreyTM AVAX + Staking ETF	
REX-OspreyTM BCH ETF	
REX-OspreyTM CRO + Staking ETF	
REX-OspreyTM DOT + Staking ETF	
REX- OspreyTM ENA ETF	
REX-OspreyTM HBAR ETF	
REX-OspreyTM HYPE + Staking ETF	
REX- OspreyTM INJ + Staking ETF	
REX-OspreyTM LINK ETF	
REX-OspreyTM LTC ETF	
REX- OspreyTM NEAR + Staking ETF	
REX- OspreyTM OKB ETF	
REX- OspreyTM SEI + Staking ETF	
REX-OspreyTM SUI + Staking ETF	
REX- OspreyTM TAO + Staking ETF	

ETF OPPORTUNITIES TRUST AND ITS SERIES:	DATE
REX-Osprey™ TRX +Staking ETF	
REX-Osprey™ UNI ETF	
REX-Osprey™ XLM ETF	
T-REX 2X LONG APH DAILY TARGET ETF	
T-REX 2X LONG BREA DAILY TARGET ETF	
T-REX 2X LONG DEFT DAILY TARGET ETF	
T-REX 2X LONG FLGC DAILY TARGET ETF	
T-REX 2X LONG HIVE DAILY TARGET ETF	
T-REX 2X LONG HOLO DAILY TARGET ETF	
T-REX 2X LONG HSDT DAILY TARGET ETF	
T-REX 2X LONG NAKA DAILY TARGET ETF	
T-REX 2X LONG NXTT DAILY TARGET ETF	
T-REX 2X LONG SRFM DAILY TARGET ETF	
T-REX 2X LONG STSS DAILY TARGET ETF	
T-REX 2X LONG UI DAILY TARGET ETF	
T-REX 3X Long AAPL Daily Target ETF	
T-REX 3X Long ALAB Daily Target ETF	
T-REX 3X Long AMD Daily Target ETF	
T-REX 3X Long AMZN Daily Target ETF	
T-REX 3X Long APP Daily Target ETF	
T-REX 3X Long ARKK Daily Target ETF	
T-REX 3X Long ASTS Daily Target ETF	
T-REX 3X Long AVGO Daily Target ETF	
T-REX 3X Long MSTR Daily Target ETF	
T-REX 3X Long MU Daily Target ETF	
T-REX 3X Long NBIS Daily Target ETF	
T-REX 3X Long NFLX Daily Target ETF	
T-REX 3X Long NVDA Daily Target ETF	
T-REX 3X Long NVO Daily Target ETF	
T-REX 3X Long OKLO Daily Target ETF	
T-REX 3X Long ORCL Daily Target ETF	
T-REX 3X Long BABA Daily Target ETF	
T-REX 3X Long BMNR Daily Target ETF	
T-REX 3X Long BRKB Daily Target ETF	
T-REX 3X Long COIN Daily Target ETF	

ETF OPPORTUNITIES TRUST AND ITS SERIES:	DATE
T-REX 3X Long CRCL Daily Target ETF	
T-REX 3X Long CRWD Daily Target ETF	
T-REX 3X Long CRWV Daily Target ETF	
T-REX 3X Long DJT Daily Target ETF	
T-REX 3X Long ETHA Daily Target ETF	
T-REX 3X Long GLXY Daily Target ETF	
T-REX 3X Long GME Daily Target ETF	
T-REX 3X Long GOOG Daily Target ETF	
T-REX 3X Long HIMS Daily Target ETF	
T-REX 3X Long HOOD Daily Target ETF	
T-REX 3X Long IBIT Daily Target ETF	
T-REX 3X Long INTC Daily Target ETF	
T-REX 3X Long IONQ Daily Target ETF	
T-REX 3X Long LLY Daily Target ETF	
T-REX 3X Long MARA Daily Target ETF	
T-REX 3X Long META Daily Target ETF	
T-REX 3X Long MRVL Daily Target ETF	
T-REX 3X Long MSFT Daily Target ETF	
T-REX 3X Long PLTR Daily Target ETF	
T-REX 3X Long PYPL Daily Target ETF	
T-REX 3X Long QBTS Daily Target ETF	
T-REX 3X Long QUBT Daily Target ETF	
T-REX 3X Long RDDT Daily Target ETF	
T-REX 3X Long RGTI Daily Target ETF	
T-REX 3X Long RIOT Daily Target ETF	
T-REX 3X Long RKLB Daily Target ETF	
T-REX 3X Long SLV Daily Target ETF	
T-REX 3X Long SMCI Daily Target ETF	
T-REX 3X Long SMR Daily Target ETF	
T-REX 3X Long SOFI Daily Target ETF	
T-REX 3X Long SOUN Daily Target ETF	
T-REX 3X Long TEM Daily Target ETF	
T-REX 3X Long TSLA Daily Target ETF	
T-REX 3X Long TSM Daily Target ETF	
T-REX 3X Long UBER Daily Target ETF	

ETF OPPORTUNITIES TRUST AND ITS SERIES:	DATE
T-REX 3X Long UNH Daily Target ETF	
T-REX 3X Long UPST Daily Target ETF	
T-REX 3X Long MAGS Daily Target ETF	
T-REX 3X Long GRNY Daily Target ETF	
T-REX 2X LONG AQMS DAILY TARGET ETF	
T-REX 2X LONG AREC DAILY TARGET ETF	
T-REX 2X LONG BLBX DAILY TARGET ETF	
T-REX 2X INVERSE BMNR DAILY TARGET ETF	
T-REX 2X LONG FTEL DAILY TARGET ETF	
T-REX 2X LONG IDR DAILY TARGET ETF	
T-REX 2X LONG ONDS DAILY TARGET ETF	
T-REX 2X LONG PC DAILY TARGET ETF	
T-REX 2X LONG PCH DAILY TARGET ETF	
T-REX 2X LONG PGY DAILY TARGET ETF	
T-REX 2X LONG PL DAILY TARGET ETF	
T-REX 2X LONG TBH DAILY TARGET ETF	
T-REX 2X LONG TMQ DAILY TARGET ETF	
T-REX 2X LONG UEC DAILY TARGET ETF	
T-REX 2X LONG USAR DAILY TARGET ETF	
T-REX 2X LONG UUU DAILY TARGET ETF	
T-REX 2X LONG ZIM DAILY TARGET ETF	
TSPY LIFT ETF	
TDAQ LIFT ETF	
TUTTLE CAPITAL PERMANENT PORTFOLIO 2.0 ETF	
T-REX 2X LONG ABAT DAILY TARGET ETF	
T-REX 2X LONG ALB DAILY TARGET ETF	
T-REX 2X LONG BTG DAILY TARGET ETF	
T-REX 2X LONG BITF DAILY TARGET ETF	
T-REX 2X LONG CRML DAILY TARGET ETF	
T-REX 2X LONG DVLT DAILY TARGET ETF	
T-REX 2X LONG ENVX DAILY TARGET ETF	
T-REX 2X LONG GSIT DAILY TARGET ETF	
T-REX 2X LONG LAC DAILY TARGET ETF	
T-REX 2X LONG LAES DAILY TARGET ETF	
T-REX 2X LONG LYSDY DAILY TARGET ETF	

ETF OPPORTUNITIES TRUST AND ITS SERIES:	DATE
T-REX 2X LONG NAVN DAILY TARGET ETF	
T-REX 2X LONG QSI DAILY TARGET ETF	
T-REX 2X LONG HYPE DAILY TARGET ETF	
T-REX 2X LONG INFQ DAILY TARGET ETF	
REX-Osprey™ TOP 10 CRYPTO INDEX ETF	
REX-Osprey™ TOP 10 EX-BTC CRYPTO INDEX ETF	
REX-Osprey™ TOP 10 CAPPED WEIGHTINGS CRYPTO INDEX ETF	
REX-Osprey™ CRYPTO YIELD ETF	
REX-Osprey™ Canton Coin ETF	

PRECIDIAN ETFS TRUST AND ITS SERIES:	DATE
Anheuser-Busch InBev SA/NV ADRhedged™ AstraZeneca PLC ADRhedged™ Banco Santander S.A. ADRhedged™ BP p.l.c. ADRhedged™ British American Tobacco p.l.c. ADRhedged™ Diageo plc ADRhedged™ GSK plc ADRhedged™ HSBC Holdings plc ADRhedged™ Mitsubishi UFJ Financial Group, Inc. ADRhedged™ Novartis AG ADRhedged™ Novo Nordisk A/S (B Shares) ADRhedged™ Shell plc ADRhedged™ Sanofi ADRhedged™ SAP SE ADRhedged™ TotalEnergies SE ADRhedged™ Toyota Motor Corporation ADRhedged™ Vodafone Group Plc ADRhedged™ Airbus SE ADRhedged™ Bayer AG ADRhedged™ Bayerische Motoren Werke AG ADRhedged™ Deutsche Telekom AG ADRhedged™ Heineken NV ADRhedged™ Hermes International SA ADRhedged™ Hitachi Ltd. ADRhedged™ L'Oreal SA ADRhedged™ LVMH Moet Hennessy Louis Vuitton SE ADRhedged™ Nestle SA ADRhedged™ Roche Holding AG ADRhedged™ Siemens AG ADRhedged™ Softbank Group Corp. ADRhedged™ argenx SE ADRhedged™ Arm Holdings PLC ADRhedged™ ASE Technologies Holding Co. Ltd. ADRhedged™ ASML Holding NV ADRhedged™ Barclays PLC ADRhedged™ Haleon plc ADRhedged™ Honda Motor Co. Ltd. ADRhedged™ ING Groep NV ADRhedged™ Lloyds Banking Group plc ADRhedged™ Mizuho Financial Group Inc. ADRhedged™ National Grid plc ADRhedged™ Rio Tinto plc ADRhedged™ Silicon Motion Technology Corp. ADRhedged™ Sony Group Corp. ADRhedged™ STMicroelectronics NV ADRhedged™ Taiwan Semiconductor Manufacturing Co. Ltd. ADRhedged™ Unilever PLC ADRhedged™ United Microelectronics Corp. ADRhedged™	**December 31, 2025**

Truth Social Funds and its Series:	[DATE]
Truth Social American Energy Security ETF Truth Social America Icons ETF Truth Social American Next Frontiers ETF Truth Social American Security & Defense ETF Truth Social Red State REITs ETF	**December 31, 2025**
Truth Social Bitcoin Plus ETF	
Truth Social Bitcoin and Ether ETF	
Truth Social Blue Chip 10 ETF	
Truth Social Blue Chip 10 Covered Call ETF	
Truth Social Cronos Yield Maximizer ETF	
Truth Social One Big Beautiful ETF	
Truth Social 100 Index ETF	
Truth Social Digital Asset Treasury (DAT) ETF	
Truth Social Liquid Staking Tokens Index ETF	
Truth Social Stablecoin Yield Strategy ETF	
Truth Social 4547 REAL Assets ETF	
Truth Social Meme Coin index ETF	
Truth Social DeFi Finance Leaders Index ETF	
Truth Social Infrastructure Application Leaders Index ETF	
Truth Social Media & Entertainment Leaders Index ETF	
Truth Social Smart Contract Leaders ETF	
Truth Social Big 7 Crypto MYGA Strategy ETF	
Truth Social All-Terrain Crypto MYGA Strategy ETF	
Truth Social Stablecoin MYGA Strategy ETF	
Truth Social Fantastic 5 Delta-Neutral MYGA Strategy ETF	
Truth Social Cronos Delta-Neutral MYGA Strategy ETF	

Fidelity Bond and Joint Allocation Agreement

Approval of the Fidelity Bond for the period of January 2026 to December 2026

WHEREAS, Rule 17g-1 ("Rule 17g-1") under the Investment Company Act of 1940 (the "1940 Act") requires that the board of trustees of a registered investment company, approve the fidelity bond at least once every twelve months;

WHEREAS, the amount of the coverage under such fidelity bond shall be in the amount required by Rule 17g-1 promulgated under the 1940 Act;

WHEREAS, Rule 17g-1 further requires that a registered management investment company file a copy of the executed fidelity bond with the SEC within ten days of receipt;

WHEREAS, Rule 17g-1 requires that such fidelity bond must be in the form and amount (subject to certain specific minimums) as a majority of the board of trustees of the registered investment company, including a majority of the Independent Trustees, shall approve after due consideration of all relevant factors, which factors shall include the value of the aggregate assets of the registered management investment company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the investment company's portfolio; and

WHEREAS, the officers of each Trust are authorized by the Trust to obtain the fidelity bond and increase the amount of the bond as is necessary to satisfy the requirements of Rule 17g-1 under the 1940 Act.

IT IS THEREFORE RESOLVED, that the form and amount of the fidelity bond coverage is ratified and approved after consideration of all factors deemed relevant by each Board, including a majority of the Independent Trustees, including, but not limited to the existing and projected value of the aggregate assets of the series of the Trusts to which any covered person may have access, the amount of the premium for such bond, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the investment company's portfolio;

FURTHER RESOLVED, that the premium for the fidelity bond (the "Fidelity Bond") from Chubb with the limits of liability as set forth in the Meeting Materials and a premium of $7,438 be, and hereby is, ratified and approved;

FURTHER RESOLVED, that the portion of the premium payable by each series of each Trust for coverage under the joint Fidelity Bond for the period effective December 31, 2025 through December 31, 2026, as presented, be, and hereby is, ratified and approved, taking all relevant factors into account, including, but not limited to, the number of the other parties named as insureds, the nature of the business activities of such parties, the amount of the

Fidelity Bond, the amount of the premium for such Fidelity Bond, the ratable allocation of the premium among all parties named as insureds and the extent to which the share of the premium allocated to a series is less than the premium such series would have had to pay if it had provided and maintained a single insured bond;

FURTHER RESOLVED, that the premium for the Fidelity Bond to be allocated to the Trusts and their series is fair and reasonable and is hereby ratified and approved by the Board, including a majority of the Independent Trustees, taking all relevant factors into consideration, including but not limited to, the amount of the Fidelity Bond and the amount of the premium for the Fidelity Bond;

FURTHER RESOLVED, that the Allocation Agreement Among Jointly Insured Parties be, and hereby is, ratified and approved in substantially the form presented at the Meeting;

FURTHER RESOLVED, that the Secretary and/or the Treasurer of the Trusts are each designated as persons responsible for making the necessary filings and giving notices with respect to such bond (or to cause such filings and notices to be made) as required by Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the officers of the Trusts be, and each of them hereby is, authorized to make any and all payments and to do any and all other acts, in the name of the Trusts and their Trustees and officers, as they or any of them, may determine to be necessary, appropriate or advisable in connection with obtaining the Fidelity Bond and carrying out the foregoing resolutions and the purposes and intents thereof.

As Treasurer, I hereby certify that the foregoing resolutions were adopted unanimously by the Board, including all Independent Trustees.

IN WITNESS WHEREOF, I have hereunto set my hand this 25th of June, 2026.

/s/ Karen Shupe
Karen Shupe
Treasurer

The premium that has been paid under the Bond covers the period from December 31, 2025 to December 31, 2026, for an aggregate coverage amount of $5,300,000.